UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Square, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.0000001 per share
(Title of Class of Securities)
852234103
(CUSIP Number)
December 31, 2016
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 852234103	13G	Page 1 of 4 Pages

	1. Names of Reporting Persons.
	Visa Inc. EIN #26-0267673
	2. Check the Appropriate Box if a Member of a Group
	(a) ☐ (b) ☐
	3. SEC Use Only
	4. Citizenship or Place of Organization
	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	4,194,230
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	4,194,230
	9. Aggregate Amount Beneficially Owned by Each Reporting Person 4,194,230[1]
	10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
	11. Percent of Class Represented by Amount in Row (9) 2.5%[2]
	12. Type of Reporting Person CO

1 As previously reported in Item 4(a) of Schedule 13G filed on February 11, 2016, Visa Inc. is deemed a beneficial owner of 4,194,230 shares of class B common stock of Square, Inc. Since December 31, 2015, Visa has not converted, acquired or disposed of any shares of Square’s class B or class A common stock. See Item 4 of this filing.

2 The reduction in percentage of Visa’s beneficial ownership of Square’s class A common stock is solely as a result of increases in the total number of shares of Square’s class A common stock outstanding during 2016 and not due to any sale of Square securities by Visa. Visa’s beneficial ownership of Square’s class A common stock on a fully converted basis as of December 31, 2016 would be approximately 1% of Square’s class A common stock outstanding. See Item 4.

CUSIP No. 852234103	13G	Page 2 of 4 Pages

	1. Names of Reporting Persons.
	Visa International Service Association EIN #94-2268209
	2. Check the Appropriate Box if a Member of a Group
	(a) ☐ (b) ☐
	3. SEC Use Only
	4. Citizenship or Place of Organization
	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0
	6. Shared Voting Power	4,194,230
	7. Sole Dispositive Power	0
	8. Shared Dispositive Power	4,194,230
	9. Aggregate Amount Beneficially Owned by Each Reporting Person 4,194,230[3]
	10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
	11. Percent of Class Represented by Amount in Row (9) 2.5%[4]
	12. Type of Reporting Person CO

3 As previously reported in Item 4(a) of Schedule 13G filed on February 11, 2016, Visa International Service Association is the direct owner and record holder of 4,194,230 shares of class B common stock of Square, Inc. Since December 31, 2015, Visa has not converted, acquired or disposed of any shares of Square’s class B or class A common stock. See Item 4 of this filing.

4 The reduction in percentage of Visa’s beneficial ownership of Square’s class A common stock is solely as a result of increases in the total number of shares of Square’s class A common stock outstanding during 2016 and not due to any sale of Square securities by Visa. Visa’s beneficial ownership of Square’s class A common stock on a fully converted basis as of December 31, 2016 would be approximately 1% of Square’s class A common stock outstanding. See Item 4.

CUSIP No. 852234103	13G	Page 3 of 4 Pages

ITEM 4. OWNERSHIP.
Item 4(a) is hereby amended and restated as follows:
As previously reported in the Schedule 13G filed on February 11, 2016 (the “Original Schedule 13G”), Visa International Service Association (“Visa International”) is the direct owner and record holder of 4,194,230 shares of class B common stock of Square, Inc., which is convertible on a one-to-one basis into shares of Square’s publicly-traded class A common stock. Visa Inc. (together with Visa International, “Visa”) is the sole shareholder of Visa International and may be deemed a beneficial owner of the Square class B common stock held by Visa International.
Since December 31, 2015, Visa has not converted, acquired or disposed of any shares of Square’s class B or class A common stock.
The Securities and Exchange Commission requires that a reporting person must assume that only its convertible securities are converted into the underlying securities, but that all other convertible securities (including all other class B common stock owned by other shareholders) are not converted for purposes of Section 13(d) of the Securities Exchange Act of 1934.
Visa International’s holdings of the Square class B common stock was subject to an agreement between Visa International and Square which limited Visa International’s ability to convert its shares of Square’s class B common stock into class A common stock. Therefore, while Visa owned 4,194,230 shares of Square’s class B common stock as of December 31, 2015, the Original Schedule 13G only reported Visa’s beneficial ownership of Square’s class A common stock as 3,520,210 shares. This equaled approximately 9.99% of the outstanding class A common stock at that time, pursuant to Securities and Exchange Commission rules for calculating beneficial ownership described above.
As a result of increases in the total number of class A common stock outstanding as of December 31, 2016, Visa International is now permitted, pursuant to the agreement, to convert all of its 4,194,230 shares of Square class B common stock into class A common stock.
The reduction in Visa’s beneficial ownership of Square’s class A common stock from 9.99% in the Original Schedule 13G to 2.5% as reported in this Schedule 13G/A is solely as a result of increases in the total number of shares of Square’s class A common stock outstanding during 2016 and not due to any sale of Square securities by Visa.
Item 11 on pages 1 and 2 of this Schedule 13G/A indicates that Visa beneficially owns 2.5% of Square’s class A common stock, pursuant to Securities and Exchange Commission rules described above. If beneficial ownership were instead calculated on a fully converted basis (i.e., all of Square’s class B common stock were converted into class A common stock), Visa’s beneficial ownership of Square’s class A common stock as of December 31, 2016 would be approximately 1% of Square’s class A common stock outstanding.
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

CUSIP No. 852234103	13G	Page 4 of 4 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated as of February 14, 2017

VISA INC.

By:	/s/ Tracey Heaton .
Name:	Tracey Heaton
Title:	SVP, Chief Counsel, Corporate & Asst. Secretary

VISA INTERNATIONAL SERVICES ASSOCIATION

By:	/s/ Douglas Stewart
Name:	Douglas Stewart
Title:	VP, Securities & Asst. Secretary